DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02017780

NO ACT
P.E 1-29-02
1-05395

February 1, 2002

Dennis F. Connolly
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202-3590

Act 1934
Section
Rule 14A-8
Public Availability 2/1/2002

Re: Manpower Inc.

Dear Mr. Connolly:

This is in regard to your letter dated January 29, 2002 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in ManPower's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Manpower therefore withdraws its January 4, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Attorney-Advisor

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

cc: Bill Patterson
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

CRG/B

GODFREY
& KAHN S.C.
ATTORNEYS AT LAW

780 NORTH WATER STREET
MILWAUKEE, WI 53202-3590
TEL 414-273-3500
FAX 414-273-5198
www.gklaw.com

GODFREY & KAHN, S.C.
MILWAUKEE
APPLETON
GREEN BAY
WAUKESHA
LAFOLLETTE GODFREY & KAHN
MADISON

January 4, 2002

Securities Exchange Act of 1934 – Rule 14a-8

VIA FEDERAL EXPRESS
Officer of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Manpower Inc.
Shareholder Proposal Submitted by the American Federation of Labor and Congress of Industrial Organizations Reserve Fund
No-Action Letter Request

Ladies and Gentlemen:

Manpower Inc. (the "Company") has received a shareholder proposal (the "Proposal") and supporting statement from the American Federation of Labor and Congress of Industrial Organizations Reserve Fund (the "Proponent"). The Proposal recommends that the Company's Board of Directors adopt a policy that all members of the Company's Audit Committee be independent and includes a standard of independence to define which Company directors are independent.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal and the supporting statement from the Company's proxy statement and form of proxy for the 2002 annual meeting of shareholders (the "Proxy Materials"). This letter constitutes the Company's statement of the reasons it believes the omission to be proper. Pursuant to Rule 14a-8(j), I enclose six copies of this letter, the correspondence with the Proponent, including the Proposal and the supporting statement. The Company's 2002 annual meeting of shareholders is currently scheduled for April 30, 2002 and the Company expects to file its definitive Proxy Materials with the Commission on or about March 27, 2002. We have been advised by the Company as to the factual matters set forth herein. By this submission, we respectfully request on the Company's behalf confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Proposal.

The Proposal reads as follows:

"RESOLVED that the shareholders of Manpower, Inc. ("Manpower" or the "Company") urge the Board of Directors (the "Board") to adopt a policy that all members of the audit committee shall be independent; provided, however, that in the event the Board does not contain a number of independent directors equal to the number of directors required to constitute the audit committee, compliance with this policy is excused.

An "independent" director is one who is not, and has not been in the last five years:

- employed by Manpower in an executive capacity
- an employee or owner of a Manpower paid advisor or consultant
- employed by a significant Manpower customer or supplier
- party to a personal services contract with Manpower or any executive officer of Manpower
- an employee, director or officer of a nonprofit organization to which Manpower has contributed the larger of $100,000 or 1% of total annual contributions, or a direct beneficiary of any donations to such organization
- a relative of a Manpower executive, or
- part of an interlocking directorate in which Manpower's executive officer serves on the board of another company that employs the Manpower director.

For purposes of this definition, "Manpower" includes any affiliate of Manpower."

The supporting statement discusses the importance of having an audit committee composed exclusively of independent directors and makes certain allegations regarding the independence of one current and one former member of the Company's Audit Committee.

The Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10) because the proposal has been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot" and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* SEC Release No. 34-20091 (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has recently applied this interpretation. *See* SEC Release No. 34-40018 (May 21, 1998); *AMR Corp.* (April 17, 2000); and *Masco Corporation* (March 29, 1999). In addition, the Division has consistently taken the position that a shareholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. *See Kmart Corporation* (February 23, 2000).

In *AMR*, a detailed proposal recommending that members of identified board committees meet specified criteria was substantially implemented, but not "fully effected." While the *AMR* proposal had not been "fully effected," the Division applied the Commission's "substantially implemented" interpretation in concurring that the *AMR* proposal could be excluded under Rule 14a-8(i)(10). In *Masco*, the Division permitted the omission of a proposal that expressly sought to define a standard for the qualification of "outside directors," because the company's board had a standard that was similar, but not identical, to the standard set forth in the proposal. In the present case, the Proposal seeks an audit committee composed of "independent directors." As discussed below, the Company believes that it has already adopted an audit committee charter that substantially implements the goal of the Proposal.

In April 2000, the Company revised its Audit Committee charter (attached as Exhibit A to this letter) (the "Charter") to comply with the rules of the New York Stock Exchange. The Charter requires that the Audit Committee "shall be comprised of a least three members, consisting solely of 'independent' directors ... A director is 'independent' if he or she has no relationship to the Company that may interfere with the exercise of his or her independence from management of the Company and otherwise meets the requirements for independence set forth in the rules of the New York Stock Exchange." *See* NYSE Listed Company Manual, §§303.01 and 303.02.

Accordingly, the Company already has in place an audit committee charter that substantially implements the Proposal. Rule 14a-8(i)(10) permits omission of a shareholder proposal which has already been substantially implemented. The rule does not require the existing policies and procedures to be identical in order for a proposal to be omitted. The rule indicates that the process is not intended to require a close analysis of each and every specific aspect of a proposal in comparison to the existing procedures to determine whether the proposal has been substantially implemented.

The definition of independence that the Company has adopted in the Charter is substantially similar to the definition set forth in the Proposal. In accordance with the requirements of the New York Stock Exchange, the Charter incorporates a definition of independence that requires that all members of the Audit Committee have no relationship to the Company that may interfere with the exercise of their independence from management and the Company. In addition, specific relationships to the Company identified in the Charter disqualify individuals from membership on the Audit Committee. Under the proposed standard, specified relationships to the Company that are substantially similar to those identified in the Charter would disqualify individuals from membership on the Audit Committee.

Employment relationships. The Charter prohibits a director who is an employee (including non-employee officers) of the Company or any of its affiliates from serving on the Audit Committee until three years following the termination of his or her employment. The Charter does permit one director who is no longer an employee (or who is an immediate family member of a former executive officer of the Company or its affiliates), but who is not considered independent due to the three-year restriction period, to be appointed, under exceptional and limited circumstances, to the Audit Committee if the Company's Board of Directors determines in its business judgment that membership on the Audit Committee by the individual is required by the best interests of the Company and its shareholders and the Company complies with certain disclosure requirements. The proposed standard would prohibit a director who is or has been in the last five years employed by the Company in an executive capacity from serving on the Audit Committee. The two standards are substantially similar.

Business relationships. The Charter prohibits a director who is a partner, controlling shareholder or executive officer of an organization that has a "business relationship" with the Company or who has a direct business relationship with the Company from serving on the Audit Committee, (i) unless the Company's Board of Directors determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment or (ii) until after three years following the termination of the relationship between the organization with which the director is affiliated and the Company, the relationship between the director and his or her partnership status, shareholder interest or executive officer position or the direct business relationship between the director and the Company. For purposes of the Charter, "business relationships" can include commercial, industrial, banking, consulting, legal, accounting and other relationships. In addition, a director can have this relationship directly with the Company, or the director can be a partner, officer or employee of an organization that has such a relationship.

The proposed standard would prohibit a director from serving on the Audit Committee who is or has been, within the last five years, (i) an employee or owner of a Company-paid advisor or consultant, (ii) employed by a significant Company customer or supplier, (iii) party to a personal services contract with the Company or any executive officer of the Company or (iv) an employee, director or officer of a nonprofit organization to which the Company has contributed the larger of $100,000 or 1% of total annual contributions, or a direct beneficiary of any donations to such organization. Again, the substance of the two standards is the same. For example, the Proposal addresses the same advisory, consulting, customer and supplier relationships between a director and the Company as are currently addressed in the Charter's definition of "business relationships," which include commercial, industrial and consulting relationships. In addition, the Charter's definition of "business relationships" includes "other relationships," a concept broad enough to encompass relationships between or among a director, a nonprofit organization and the Company.

Cross compensation committee links. The Charter prohibits a director who is employed as an executive of another corporation where any of the Company's executives serve on that corporation's compensation committee from serving on the Audit Committee. The proposed standard would prohibit a director who is or has been in the last five years part of an interlocking directorate in which the Company's executive officer serves on the board of another company that employs the Company director. The goal of this portion of the Proposal is to prohibit an executive officer of the Company from influencing the independent judgment of a member of the Company's Audit Committee through the executive's position as a director of that member's employer. While this type of influence could be exerted in different ways, the primary manner in which this influence could be exerted is through manipulation of that member's compensation through the Company executive's membership on the employer's compensation committee. On the employer's compensation committee, the Company executive's power to exert influence as a director over that member would be most concentrated and subject to abuse, and thus most problematic. On the employer's board of directors, the Company executive's power to exert influence as a director over that member would be substantially diminished and subject to minimal abuse. While the Charter does not impose a restriction period following the termination of this type of relationship, the Charter currently addresses the primary relationship that could influence the independent judgment of an Audit Committee member and recognizes that the improper influence arising from these relationships generally ends upon termination of this type of relationship. As a result, the Company believes that this portion of the proposed standard has been substantially implemented.

Immediate family. The Charter prohibits a director who is an "immediate family" member of an individual who is an executive officer of the Company or any of its affiliates from serving on the Audit Committee until three years following the termination of such employment relationship. Under the rules of the New York Stock Exchange, the term "immediate family" includes a person's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than employees) who shares such person's home. The Charter does permit one director who is an immediate family member of a former executive officer of the Company or its affiliates (or who is no longer an employee), but is not considered independent due to the three year restriction period, to be appointed, under exceptional and limited circumstances, to the Audit Committee if the Company's Board of Directors determines in its business judgment that membership on the Audit Committee by the individual is required by the best interests of the Company and its shareholders and the Company complies with certain disclosure requirements. The proposed standard would prohibit a director who is or has been in the last five years a "relative" (not defined) of a Company executive from serving on the Audit Committee. Again, the two standards are substantially similar.

In May 2001, the Company realigned the Audit Committee. A list of the current members of the Company's Audit Committee is attached as Exhibit B to this letter. As a result of this realignment, one of the directors cited in the Proponent's supporting statement, Mr. Dudley J. Godfrey, Jr., is no longer a member of the Audit Committee. Furthermore, the Company has confirmed that the other director cited in the Proponent's supporting statement, Mr. J. Ira Harris, has not provided any services to the Company through his firm, J. I. Harris and Associates, for which he or his firm has received compensation in at least the last five years. The Company's realignment of the Audit Committee brings the composition of the Company's Audit Committee into compliance with the standards of independence of the New York Stock Exchange incorporated into the Charter.

The Company is aware that the Staff has rejected "substantially implemented" arguments in several letters. *See General Motors Corp.* (April 10, 2000) (a proposal recommending that the audit, nominating and compensation board committees be comprised entirely of independent directors could not be excluded under Rule 14a-8(i)(10)); *AMR Corp.*(April 3, 2001) (a proposal recommending that AMR adopt the standard independence specified in the proposal could not be excluded under Rule 14a-8(i)(10)); and *General Motors Corp.* (March 22, 2001) (a proposal requesting a bylaw that key board committees transition to directors meeting certain criteria could not be excluded under Rule 14a-8(i)(10)).

Consistent with the ultimate goal of the Proposal, the Company has already adopted and applied independence requirements with respect to the composition of its Audit Committee. While the Company concedes that, because of the Proposal's detailed disqualifying criteria, it has not "fully effected" every word of the Proposal, the Company believes that it has, nonetheless, "substantially implemented" the goals of the Proposal by requiring its Audit Committee to be composed of independent directors that have no relationship with the Company that would interfere with the exercise of their independent judgment.

On the basis of the foregoing, we respectfully request on the Company's behalf the concurrence of the Division that the Proposal may be excluded from the Proxy Materials. Based on the Company's timetable for the 2002 annual meeting of shareholders, a response from the Division by March 8, 2002 would be of great assistance.

If you have any questions or would like any additional information regarding this request, please do not hesitate to contact Kenneth C. Hunt at (414) 287-9632 or the undersigned at (414) 287-9258.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the enclosed prepaid return envelope. Thank you for your attention to this matter.

Very truly yours,

GODFREY & KAHN, S.C.

Dennis F. Connolly

Cc: Michael J. Van Handel, Manpower Inc.
Richard L. Trumka, American Federation of Labor and Congress of Industrial Organizations (by Federal Express)
Toby Sheppard Bloch, American Federation of Labor and Congress of Industrial Organizations (by Federal Express)

DFC:ce
MW580477_2.DOC

EXHIBIT A

CHARTER

AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS OF MANPOWER INC.

(Revised April 17, 2000)

I. PURPOSE.

The function of the Audit Committee of the Board of Directors of Manpower Inc. (the "Company") is to provide assistance to the Board of Directors in fulfilling its responsibility to the shareholders, to the investment community and to governmental agencies relating to financial accounting and reporting practices, the quality and integrity of the financial reports of the Company, and adherence to applicable legal, ethical and regulatory requirements.

II. COMMITTEE COMPOSITION.

The Audit Committee (the "Committee") shall be comprised of at least three members, consisting solely of "independent" directors who are "financially literate" or become "financially literate" within a reasonable period of time after their appointment to the Committee. At least one member of the Committee shall have accounting or related financial management experience, as the Board of Directors interprets such qualification in its business judgment.

A director is "independent" if he or she has no relationship to the Company that may interfere with the exercise of his or her independence from management of the Company and otherwise meets the requirements for independence set forth in the rules of the New York Stock Exchange. The current requirements of the New York Stock Exchange for independence are attached hereto as Appendix A.

A "financially literate" director is one who the Board of Directors in its business judgment deems to be financially literate. Committee members may enhance their familiarity with finance and accounting by participating in educational programs.

The members of the Committee shall be elected by the Board of Directors to hold such office until their successors have been duly elected and qualified. Unless a Chairperson is elected by the Board, the members of the Committee may designate a Chairperson by majority vote of the full Committee membership.

III. MEETINGS AND REPORTS.

The Committee shall meet as frequently as the Committee deems necessary, but the Committee shall meet at least annually. Meetings of the Committee may be called by the Chairperson of the Committee or otherwise as provided in the by-laws of the Company. The Committee shall report periodically to the Board of Directors regarding the Committee's activities, findings and recommendations.

IV. RESPONSIBILITIES AND POWERS.

The Committee's responsibilities shall include the following:

A. *Outside Auditors.* The outside auditors for the Company are ultimately accountable to the Board of Directors and the Committee, and the Committee and the Board of Directors shall have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditors (and to nominate the outside auditors to be proposed for shareholder approval in any proxy statement). With respect to the outside auditors, the Committee shall have the following additional specific responsibilities.

1. Nominate and recommend to the Board of Directors the selection of the independent auditors for the annual audit to be proposed for shareholder approval each year in the Company's proxy statement for the Annual Meeting of Shareholders.

2. Ensure that the outside auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the outside auditors and the Company, actively engage in a dialog with the outside auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditors, and recommend that the Board of Directors take appropriate action in response to the outside auditors report to satisfy itself of the outside auditors' independence.

3. Receive the written disclosures in the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as may be modified or supplemented from time to time, and discuss with the independent auditors the independent auditors' independence.

4. Review each year the planned scope of the examination of the Company's financial statements by the independent auditors and review and approve each year the fee arrangements with the independent auditors, and review the appointment of and fee arrangements with any other external auditors employed for other specific audit purposes.

5. Review with management and the independent auditors, upon completion of their audit, the annual financial statements to be included in the Company's Annual Report on Form 10-K, as well as any significant adjustments proposed by the independent auditors, any changes in the Company's accounting principles or their application, past audit adjustments (as relevant), and the quality of the Company's reported earnings.

6. Discuss with the independent auditors the matters required to be discussed by SAS 61 as may be modified or supplemented from time to time.

7. Based on the review and discussions referred to above, make a recommendation to the Board of Directors regarding inclusion of the audited financial statements in the Company's Annual Report on Form 10-K filed each year.

8. Meet privately periodically (but at least annually) with the independent auditors to review the adequacy of the Company's internal controls, accounting policies and procedures, the internal audit function, and particular concerns of the Committee or the independent auditors.

9. Review any recommendations of the independent auditors resulting from the audit to be sure that appropriate actions are taken by management.

10. Review with management and/or the independent auditors any matter of disagreement between management and the independent auditors.

B. *Internal Audit and Accounting.*

1. Review with management on an ongoing basis the adequacy of the Company's systems of internal control to provide reasonable assurance that assets are safeguarded, prescribed policies and procedures are followed and transactions are properly recorded and reported.

2. Monitor the staffing and competency of the internal audit department and review and approve significant changes in the duties and responsibilities of the internal audit department.

3. Review the activities of the internal audit department including the annual internal audit plan.

4. Meet privately periodically (but at least annually) with the head of the Company's internal audit department to review the adequacy of the Company's internal controls, accounting policies and procedures, the internal audit function, and particular concerns of the Committee or the internal audit department.

5. Review with management the status of tax returns and tax audits.

6. Review expense account reimbursements of the Company's executive officers.

C. *Foreign Corrupt Practices Act and Conflicts of Interest.*

Monitor the Company's policies and procedures regarding compliance with the Foreign Corrupt Practices Act and conflicts of interest.

D. *Special Investigations.*

Direct any special investigations concerning matters relating to the Company's financial statements, internal controls, compliance with applicable laws or business ethics.

E. *Other.*

1. Review and assess the adequacy of this Charter on at least an annual basis.

2. As required under the rules of the Securities and Exchange Commission, provide an Audit Committee Report to be included in the Company's annual proxy statement which states whether the Committee has:

(a) reviewed and discussed with management the Company's audited financial statements,

(b) discussed with the independent auditors the matters required to be discussed by SAS 61,

(c) received the written disclosures in the letter from the independent auditors required by Independence Standards Board Standard No. 1 and discussed with the independent auditors the independent auditors' independence, and

(d) whether the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

3. On a quarterly basis, receive input from management and the independent auditors on the results of the SAS 71 review (to be delegated to Chairman of Committee), including any unusual items.

4. Monitor any litigation involving the Company which may have a material financial impact on the Company or relate to matters entrusted to the Committee.

5. The Committee shall be available at all times to receive reports, suggestions, questions or recommendations relating to the matters for which it has responsibility from the independent auditors, the internal audit department, or management personnel.

RULES OF NEW YORK STOCK EXCHANGE
INDEPENDENCE REQUIREMENT FOR AUDIT COMMITTEE MEMBERS

"303.01 Audit Committee

(B)(2)(a) Each audit committee shall consist of at least three directors, all of whom have no relationship to the company that may interfere with the exercise of their independence from management and the company ("Independent");

(3) Independence Requirement of Audit Committee Members. In addition to the definition of Independent provided above in (2)(a), the following restrictions shall apply to every audit committee member:

(a) *Employees.* A director who is an employee (including non-employee executive officers) of the company or any of its affiliates many not serve on the audit committee until three years following the termination of his or her employment. In the event the employment relationship is with a former parent or predecessor of the company, the director could serve on the audit committee after three years following the termination of the relationship between the company and the former parent or predecessor.

(b) *Business Relationship.* A director (i) who is a partner, controlling shareholder, or executive officer of an organization that has a business relationship with the company, or (ii) who has a direct business relationship with the company (*e.g.,* a consultant) may serve on the audit committee only if the company's Board of Directors determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment. In making a determination regarding the independence of a director pursuant to this paragraph, the Board of Directors should consider, among other things, the materiality of the relationship to the company, to the director, and, if applicable, to the organization with which the director is affiliated.

"Business relationships" can include commercial, industrial, banking, consulting, legal, accounting and other relationships. A director can have this relationship directly with the company, or the director can be a partner, officer or employee of an organization that has such a relationship. The director may serve on the audit committee without the above-referenced Board of Directors' determination after three years following the termination of, as applicable, either (1) the relationship between the organization with which the director is affiliated and company, (2) the relationship between the director and his or her partnership status, shareholder interest or executive officer position, or (3) the direct business relationship between the director and the company.

(c) *Cross Compensation Committee Link.* A director who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee may not serve on the audit committee.

(d) *Immediate Family.* A director who is an Immediate Family member of an individual who is an executive officer of the company or any of its affiliates cannot serve on the audit committee until three years following the termination of such employment relationship...

3.03.02 Application of Standards

(D) Independence Requirement of Audit Committee Members. Notwithstanding the requirements of subparagraphs (3)(a) and (3)(d) of para. 303.01, one director who is no longer an employee or who is an Immediate Family member of a former executive officer of the company or its affiliates, but is not considered independent pursuant to these provisions due to the three-year restriction period, may be appointed, under exceptional and limited circumstances, to the audit committee if the company's board of directors determines in its business judgment that membership on the committee by the individual is required by the best interests of the corporation and its shareholders, and the company discloses, in the next annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination."

All public company audit committee members qualified under prior New York Stock Exchange rules are "grandfathered" until they are reelected or replaced.

EXHIBIT B

MANPOWER INC.

Members of Audit Committee

January 4, 2002

Edward J. Zore, Chairman
Marvin B. Goodman
J. Ira Harris
Willie D. Davis
J. Thomas Bouchard

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 19, 2001

By Facsimile and Overnight

Manpower, Inc.
5301 North Ironwood Road
Milwaukee, WI 53217
Attention: Corporate Secretary

Dear Sir or Madam,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2001 proxy statement of Manpower, Inc. (the "Company") and Rule 14a-8 promulgated pursuant to the Securities Exchange Act of 1934, the Fund intends to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Toby Sheppard Bloch at 202-637-5379.

Sincerely,

Richard Trumka
Secretary-Treasurer

RESOLVED that the shareholders of Manpower, Inc. ("Manpower" or the "Company") urge the Board of Directors (the "Board") to adopt a policy that all members of the audit committee shall be independent; provided, however, that in the event the Board does not contain a number of independent directors equal to the number of directors required to constitute the audit committee, compliance with this policy is excused.

An "independent" director is one who is not, and has not been in the last five years:

- employed by Manpower in an executive capacity
- an employee or owner of a Manpower paid advisor or consultant
- employed by a significant Manpower customer or supplier
- party to a personal services contract with Manpower or any executive officer of Manpower
- an employee, director or officer of a nonprofit organization to which Manpower has contributed the larger of $100,000 or 1% of total annual contributions, or a direct beneficiary of any donations to such organization
- a relative of a Manpower executive, or
- part of an interlocking directorate in which Manpower's executive officer serves on the board of another company that employs the Manpower director.

For purposes of this definition, "Manpower" includes any affiliate of Manpower.

SUPPORTING STATEMENT

A corporation's audit committee provides critical oversight of the financial reporting process. Investors rely on a corporation's financial statements to reflect fairly the financial position of the corporation. Accordingly, a well-functioning audit committee is of crucial importance to shareholders.

According to Manpower's last proxy statement, its audit committee is composed of four directors. (One of those directors, Newton Minow, who served as the committee's chair, did not stand for reelection at the end of his term in 2001. Manpower has not identified his replacement on the committee or as chairman.) Two of those directors are not independent under the definition set forth above. Dudley Godfrey, Jr. is a shareholder in a law firm that serves as Manpower's general counsel. J. Ira Harris is chairman of J. I. Harris and Associates, a firm that Manpower states in its 2001 proxy statement may "from time to time perform services" for Manpower.

Many corporate governance experts and institutional investors believe that audit committees, to carry out their mandates effectively, must be composed exclusively of independent directors. The core policies of the Council of Institutional Investors ("CII"), an organization of pension funds with $1 trillion in assets, provide that audit committees should be made up exclusively of independent directors. The corporate governance guidelines of TIAA-CREF and the California Public Employees' Retirement System contain similar principles.

We believe that the independence definition proposed above, which was originally formulated by CII, identifies the kinds of relationships with a company or its senior management that may impair a director's ability to be objective. This definition will, we think, help ensure that the directors serving on the audit committee most effectively represent the interests of shareholders.

We urge shareholders to vote for this proposal.

MANPOWER

Michael J. Lynch
Vice President and General Couns

November 30, 2001

Via Facsimile (202) 508-6992

Mr. Richard Trumka
Mr. Toby Sheppard Bloch
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006

RE: Manpower Inc. Shareholder Proposal

Dear Mr. Trumka and Mr. Bloch:

Thank you for your interest in submitting a proposal for Manpower's 2002 annual meeting of shareholders on behalf of the AFL-CIO of Reserve Fund. We intend to evaluate the proposal carefully.

Mr. Harrington indicated in his letter that the Fund is the beneficial owner of approximately 200 shares of Manpower stock that have been continuously held for more than one year. Kindly send to me by the Rule 14a-8 deadline of December 14, 2001, a written statement from the "record" holder of the Fund's Manpower stock (usually a broker or bank) verifying that at the time the Fund submitted the proposal, it continuously held the stock for at least one year.

Please be aware that Manpower has reorganized its audit committee. The current members are Edward Zore, Thomas Bouschard, Willie Davis, Marvin Goodman and Ira Harris, each of whom is "independent" within the definition you propose. Manpower has not paid Mr. Harris or his firm for any services and the sentence in last year's proxy statement which you referred to in your letter will be deleted from this year's proxy statement.

Very truly yours,

Michael J. Lynch
Vice President and General Counsel

Amalgamated Bank
America's Labor Bank

December 10, 2001

Mr. Michael J. Lynch
Vice President and General Counsel
Manpower
5301 N. Ironwood Road
Milwaukee, WI 53217

Re: **Manpower – AFL CIO Reserve Fund**

Dear Mr. Lynch:

This letter confirms the fact that the AFL CIO Reserve Fund continuously held a position of at least 200 shares of Manpower common stock for the period 10/26/00 through the present date.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at (212) 620-8818.

Sincerely,

Leonard Colasuonno
Vice President

GODFREY
& KAHN S.C.
ATTORNEYS AT LAW

780 NORTH WATER STREET
MILWAUKEE, WI 53202-3590
TEL 414-273-3500
FAX 414-273-5198
www.gklaw.com

GODFREY & KAHN, S.C.
MILWAUKEE
APPLETON
GREEN BAY
WAUKESHA

LAFOLLETTE GODFREY & KAHN
MADISON

January 29, 2002

Securities Exchange Act of 1934 – Rule 14a-8

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
02 JAN 31 AM 11:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RE: Manpower Inc.
Shareholder Proposal Submitted by the American Federation of Labor and Congress of Industrial Organizations Reserve Fund
Withdrawal of No-Action Letter Request

Ladies and Gentlemen:

This letter supplements our letter of January 4, 2002 requesting no-action relief in connection with a shareholder proposal (the "Proposal") and supporting statement submitted to Manpower Inc. (the "Company") by the American Federation of Labor and Congress of Industrial Organizations Reserve Fund (the "Proponent"). The Proposal recommends that the Company's Board of Directors adopt a policy that all members of the Company's Audit Committee be independent and includes a standard of independence to define which Company directors are independent.

Please be advised that by letter dated January 28, 2002, the Proponent notified the Company that it was withdrawing the Proposal. A copy of the Proponents' letter is attached hereto as Exhibit A. Accordingly, the Company is hereby notifying the Staff of the Division of Corporation Finance that it intends to omit the Proposal from its proxy materials for the 2002 Annual Meeting and is withdrawing its request for no-action relief in connection with the Proposal.

If you have any questions or would like any additional information regarding this withdrawal, please do not hesitate to contact Kenneth C. Hunt at (414) 287-9632 or the undersigned at (414) 287-9258.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the enclosed prepaid return envelope. Thank you for your attention to this matter.

Very truly yours,

GODFREY & KAHN, S.C.

Dennis F. Connolly

Cc: Michael J. Van Handel, Manpower Inc.
Richard L. Trumka, American Federation of Labor and Congress of Industrial Organizations (by Federal Express)
Toby Sheppard Bloch, American Federation of Labor and Congress of Industrial Organizations (by Federal Express)
Bill Patterson, American Federation of Labor and Congress of Industrial Organizations (by Federal Express)

DFC:ce
MW587902_1.DOC

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

January 28, 2002

By Facsimile and Overnight

Manpower, Inc.
5301 North Ironwood Road
Milwaukee, WI 53217
Attention: Corporate Secretary

Dear Corporate Secretary,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that the Fund is withdrawing its shareholder proposal regarding audit committee independence, in light of changes made to the membership of the Manpower's audit committee. Thank you for your attention to this matter. Please send us for our records a copy of your letter to the SEC staff withdrawing your request for no-action relief.

If you have any further inquires regarding this proposal, please contact Toby Sheppard Bloch at (202) 637-5379

Sincerely,

Bill Patterson

Bill Patterson
Director, Office of Investment

GODFREY
& KAHN S.C.
ATTORNEYS AT LAW

780 NORTH WATER STREET
MILWAUKEE, WI 53202-3590
TEL 414-273-3500
FAX 414-273-5198
www.gklaw.com

GODFREY & KAHN, S.C.
MILWAUKEE
APPLETON
GREEN BAY
WAUKESHA

LAFOLLETTE GODFREY & KAHN
MADISON

January 29, 2002

Securities Exchange Act of 1934 – Rule 14a-8

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Manpower Inc.
Shareholder Proposal Submitted by the American Federation of Labor and Congress of Industrial Organizations Reserve Fund
Withdrawal of No-Action Letter Request

Ladies and Gentlemen:

This letter supplements our letter of January 4, 2002 requesting no-action relief in connection with a shareholder proposal (the "Proposal") and supporting statement submitted to Manpower Inc. (the "Company") by the American Federation of Labor and Congress of Industrial Organizations Reserve Fund (the "Proponent"). The Proposal recommends that the Company's Board of Directors adopt a policy that all members of the Company's Audit Committee be independent and includes a standard of independence to define which Company directors are independent.

Please be advised that by letter dated January 28, 2002, the Proponent notified the Company that it was withdrawing the Proposal. A copy of the Proponents' letter is attached hereto as Exhibit A. Accordingly, the Company is hereby notifying the Staff of the Division of Corporation Finance that it intends to omit the Proposal from its proxy materials for the 2002 Annual Meeting and is withdrawing its request for no-action relief in connection with the Proposal.

If you have any questions or would like any additional information regarding this withdrawal, please do not hesitate to contact Kenneth C. Hunt at (414) 287-9632 or the undersigned at (414) 287-9258.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the enclosed prepaid return envelope. Thank you for your attention to this matter.

Very truly yours,

GODFREY & KAHN, S.C.

Dennis F. Connolly

Cc: Michael J. Van Handel, Manpower Inc.
Richard L. Trumka, American Federation of Labor and Congress of Industrial Organizations (by Federal Express)
Toby Sheppard Bloch, American Federation of Labor and Congress of Industrial Organizations (by Federal Express)
Bill Patterson, American Federation of Labor and Congress of Industrial Organizations (by Federal Express)

DFC:ce
MW587902_1.DOC

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

January 28, 2002

By Facsimile and Overnight

Manpower, Inc.
5301 North Ironwood Road
Milwaukee, WI 53217
Attention: Corporate Secretary

Dear Corporate Secretary,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that the Fund is withdrawing its shareholder proposal regarding audit committee independence, in light of changes made to the membership of the Manpower's audit committee. Thank you for your attention to this matter. Please send us for our records a copy of your letter to the SEC staff withdrawing your request for no-action relief.

If you have any further inquires regarding this proposal, please contact Toby Sheppard Bloch at (202) 637-5379

Sincerely,

Bill Patterson

Bill Patterson
Director, Office of Investment